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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                                  Advocat Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    007586100
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                                 (CUSIP Number)

                                 Amy Wang, Esq.
                          Bristol Capital Advisors, LLC
           10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 007586100
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       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Bristol Investment Fund, Ltd.
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       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ...............................................................
          (b)    ...............................................................
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       3. SEC Use Only..........................................................
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       4. Source of Funds (See Instructions)
          Cash
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       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)..........................................................
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       6. Citizenship or Place of Organization
          Cayman Islands
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              7.  Sole Voting Power
                  294,834
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              8.  Shared Voting Power...........................................
              ------------------------------------------------------------------

              9.  Sole Dispositive Power
                  294,834
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              10. Shared Dispositive Power......................................
              ------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           294,834
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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions).........................................................
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      13.  Percent of Class Represented by Amount in Row (11)
           5.0165%
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      14.  Type of Reporting Person (See Instructions)
           CO
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                                       2


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CUSIP No.   007586100


The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1. SECURITY AND ISSUER

This statement relates to the shares of common stock (the "Shares") of Advocat Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 1621 Galleria Boulevard, Brentwood, TN 37027.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of all persons and entities and participants of Bristol Investment Fund, Ltd., an entity organized under the laws of the Cayman Islands ("Bristol"). Bristol is referred to herein as the "Reporting Person."

Bristol is a privately held fund that invests primarily in publicly-traded growth companies through the purchase of various securities in private placement transactions. The address of Bristol's registered office is Caledonian Fund Services (Cayman) Limited, 69 Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware ("BCA"), is the investment advisor to Bristol. Paul Kessler is manager of BCA and as such has voting and dispositive power over the shares held by Bristol.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Bristol purchased 294,834 Shares for approximately $3,818,669 in cash.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired Shares to establish an investment position in the Issuer. Subject to market conditions and other factors, the Reporting Person may purchase additional Shares, maintain its present ownership of Shares or sell some or all of the Shares.

On December 13, 2007, the Reporting Person submitted a Shareholder Proposal in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. A copy of this proposal is filed as Exhibit 1 hereto and incorporated herein by reference.

On February 1, 2008, the Reporting Person sent a letter to the Chief Executive Officer of the Issuer. The letter is filed as Exhibit 2 hereto and incorporated herein by reference. The letter addresses Bristol's concerns about corporate governance, valuation of the Issuer's common stock, and the general direction of the Issuer. The letter also urges the Issuer to take certain measures to address Bristol's concerns and act in the best interests of all shareholders.

The Reporting Person reserves the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's shareholders directly or through shareholder proposals, call a special meeting of shareholders, communicate directly with potential acquirers of Issuer, purchase additional Shares, sell some or all of its Shares, nominate candidates for election to the board of directors, or change its intention with respect to any and all matters referred to in this Item 4.


                                       3
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date of the filing of this Schedule 13D, Bristol owns 294,834 Shares, which represents approximately 5.0165% of the Shares outstanding, based upon 5,877,287 Shares outstanding as of November 1, 2007 as reported in the Issuer's quarterly report on Form 10Q, as filed with the Securities and Exchange Commission on November 6, 2007.

       (b) Paul Kessler, as manager of the investment advisor to Bristol, has power to vote and dispose of the Shares owned by Bristol, but Mr. Kessler disclaims beneficial ownership of the Shares owned by Bristol.

       (c) Schedule A annexed hereto lists all transactions in the Shares during the last sixty days by the Reporting Person. All such transactions were effected in the open market.

       (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

       (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       1.     Shareholder Proposal, submitted December 13, 2007.

       2.     Letter to Chief Executive Officer, dated February 1, 2008.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 2008

BRISTOL INVESTMENT FUND, LTD.


By: /s/ Paul Kessler



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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days

         (executed on the open market by Bristol Investment Fund, Ltd.)

Date        Transaction       Shares of Common Stock        Price per Share ($)
--------------------------------------------------------------------------------
01/28/08       Buy                  12,270                     $10.96710





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EXHIBIT 1


                          BRISTOL INVESTMENT FUND LTD.
                        c/o Bristol Capital Advisors, LLC
                         10990 Wilshire Blvd, Suite 1410
                              Los Angeles, CA 90024

                                                               December 13, 2007

BY E-MAIL, FACSIMILE AND EXPRESS MAIL
-------------------------------------

ADVOCAT, INC.
1621 Galleria Blvd.
Brentwood, TN 37027

Dear Sir:

Bristol Investment Fund, Ltd. ("Bristol") is submitting the attached resolution and supporting statement for inclusion in the proxy statement of Advocat, Inc. ("AVCA") relating to the next annual meeting of stockholders of AVCA. The resolution and supporting statement attached hereto as Exhibit A request that the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment-banking firm and pursue a sale or liquidation of the Corporation.

As of the date hereof, Bristol is the beneficial owner of 282,564 shares of common stock of AVCA and intends to hold such shares through the date of the next annual meeting of stockholders. The shares are held in Bristol's brokerage account with Citigroup Global Markets Inc. (DTC Participant No. 0418). Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the shares. As of the date hereof, Bristol has continuously held at least $2,000 in market value of AVCA's securities entitled to be voted on the proposal for at least one year, as evidenced by the letter from Citigroup Global Markets Inc. attached hereto as Exhibit B.

Bristol's representatives will appear in person or by proxy to bring the resolution before the meeting. This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. We assume the attached resolution and supporting statement will be included in AVCA's proxy material for its next annual meeting of stockholders unless Bristol is advised otherwise in writing. Should you have any questions regarding this matter, please call the undersigned at (310) 696-0333.


                                        BRISTOL INVESTMENT FUND LTD.


                                        By: /s/ Paul Kessler
                                            ------------------------------------
                                            Name: Paul Kessler
                                            Title: Principal
                                            Bristol Capital Advisors LLC




cc:  Thomas J. Fleming

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                                    EXHIBIT A
                                    ---------

Stockholder Proposal
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                     RESOLVED, that the stockholders of the Corporation
              recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale, or liquidation of the Corporation.

Supporting Statement
--------------------

We believe that the inherent value of the Company exceeds the market value of its shares. In a conference call with investors in 2007, the Company's management expressed a similar view, announcing a share buyback program. It is our opinion, however, that the best way for the Company's shareholders to receive a fair return on their investment would be through the retention of an investment banking firm to explore the possible sale of the Company, either to a financial acquirer or a strategic buyer. In our judgment the Company lacks sufficient size to operate as a public Company and would benefit from insurance and other cost savings as part of a larger entity, or through private ownership.

From 2003 to 2006, the compensation of the Company's CEO grew from $313,000 to more than $1.8 million; over this same period, the CFO's compensation grew from $159,000 to more than $1.1 million. Since reaching $21 per share in November 2006, the Company's share price has declined to $10.88, the closing price on December 12, 2007. This trend speaks volumes. We believe the Company is currently being run for the benefit of management, not its true owners, the shareholders.

We urge shareholders to vote FOR this proposal.

EXHIBIT 2


February 4, 2008

VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

Mr. William R. Council, III
President and Chief Executive Officer
Advocat Inc.
1621 Galleria Boulevard
Brentwood, Tennessee 37027

Dear Mr. Council:

         As you know, entities advised by Bristol Capital Advisors, LLC beneficially own approximately 294,834 shares of Advocat, Inc. (the "Company"), representing approximately 5% of the outstanding stock. Our initial investment was made in 2006. We have been patient, long-term shareholders. We are writing to you following a series of letters and conversations in which we have made several requests, which remain unanswered. We are concerned that the Company's management and board of directors have not fully aligned its interests with the Company's true owner, its shareholders.

         Our greatest concerns involve the Company's deficiencies in corporate governance, which raise the question whether management's true goal is to entrench itself to the detriment of the Company's shareholders. These concerns are heightened by the fact that the Company's board of directors (the "Board") (outside of Wallace Olsen) has virtually no investment in the Company's stock, and the Company's Chairman, Wallace Olsen, has been a seller of his shares. Our investment in the Company was and continues to be based on what we believe is a large discount between stock market value and underlying asset value, as well as the great opportunities that exist in the senior living industry.

         Our review of your corporate governance suggests that you and the Board have acted and continue to act primarily to preserve your positions with the Company, rather than in the best interest of the shareholders. Among other things, the Board has issued Employment Agreements with "change in control" provisions that are punitive and it has declined to nominate any significant institutional shareholders to its Board. The 2007 Proxy disclosed that the aggregate compensation of the three senior managers exceeded $3.8 million, a dramatic increase from earlier years. Again we ask you and the Board to align your interests with those of the Company's shareholders while at the same time fulfill your fiduciary responsibility by taking the following corporate actions:

       1. Submit to a binding shareholder vote, the issues whether there should be a de-staggering of the Board so that it is composed of one class of directors.

       2. Nominate two Board members that represent institutional shareholders or expand the Board to appoint them.

       3. Present a binding resolution to shareholders to vote on whether to redeem the rights issued under the Company's poison pill.

       4. Decline to renew any and all golden parachutes, thereby aligning management's interests with those of the Company's shareholders.

Mr. William R. Council
Advocat Inc.
February 4, 2008
Page 2



       5. Revise the current Board's compensation, which should be significantly reduced and paid in restricted stock and/or cash, thereby aligning the Board's interests with those of the Company's shareholders.

       6. Hire a credible investment bank to review alternatives to enhance shareholder value, including an immediate stock buyback and the elimination of acquisitions unless such acquisitions trade at a more favorable valuation than the Company's common shares.

It remains our belief that taking the responsible steps outlined above will garner credibility with current shareholders, prospective shareholders, and more importantly institutional investment funds.


Yours truly,

/s/ Paul Kessler

Paul Kessler
Manager

BRISTOL CAPITAL ADVISORS, LLC
(310) 696-0333 x110